CUSIP No. 44931Q104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ICC Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

44931Q104

(CUSIP Number)

R. Kevin Clinton

6410 Oakencliffe Lane

East Lansing, Michigan 48823

Telephone: 517-204-2857

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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13D

CUSIP No. 44931Q104	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) R. Kevin Clinton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 150000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 150000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 44931Q104

13D

CUSIP No. 44931Q104	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marilyn J. Clinton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 450000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 450000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

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Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.01 par value (the “Common Stock”) of ICC Holdings, Inc., a Pennsylvania corporation (the “Issuer”). The address of the Issuer’s principal executive office is 225 20th Street, Rock Island, Illinois 61201.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed jointly by R. Kevin Clinton (“Mr. Clinton”) and Marilyn J. Clinton (“Mrs. Clinton,” and together with Mr. Clinton, the “Reporting Persons”). The Reporting Persons are married to each other.

(b) The principal business address of the Reporting Persons is 6410 Oakencliffe Lane, East Lansing, Michigan 48823.

(c) (1) Mr. Clinton is currently the Director of the Michigan Catastrophic Claims Association. (2) Mrs. Clinton is currently employed by St. Thomas Aquinas School in East Lansing, Michigan.

(d) During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the Reporting Persons are citizens of the United States of America.

Item 3.	Source or Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons have acquired in the aggregate 600,000 shares of Common Stock from the Issuer in the Issuer’s initial public offering (the “Offering”) for an aggregate purchase price of $6,000,000 ($10.00 per share). The Reporting Persons used personal funds to acquire the shares.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares pursuant to a standby arrangement set forth in the Purchase Agreement dated September 7, 2016 (the “Purchase Agreement”) in connection with the Offering which it made pursuant to a Form S-1 filed by the Issuer with the SEC on October 13, 2016. Mr. Clinton was appointed as a director pursuant to the Purchase Agreement.

Except for actions by Mr. Clinton as a director of the Issuer or by either of the Reporting Persons as described below, neither of the Reporting Persons have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Each of the Reporting Persons intends to review their investment in the Issuer from time to time. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels and trading activity of the Common Stock, other investment opportunities available to the Reporting each of the Reporting Persons, conditions in the securities market and general economic and industry conditions, and subject to the resale limitations in the Purchase Agreement, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate for investment purposes and/or to change or influence the control of the Issuer, including, without limitation, (i) acquiring additional Common Stock in the open market or otherwise; (ii) disposing of Common Stock in the open market or otherwise; and/or (iii) otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (c)

The Reporting Persons may be deemed to beneficially own, in the aggregate, 600,000 shares of Common Stock, representing approximately 17.1% of the Issuer’s issued and outstanding shares of Common Stock, based on 3,500,000 shares of Common Stock of the Issuer issued and outstanding as of March 28, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 31, 2017.

CUSIP No. 44931Q104

Mr. Clinton, through his individual retirement account (“IRA”), has the sole power to vote or direct the vote and the power to dispose or direct the disposition of 150,000 shares of Common Stock. Mrs. Clinton, as trustee of (1) R. Kevin Clinton Irrevocable Trust for Avery Anne Clinton under agreement dated December 13, 2012, (2) R. Kevin Clinton Irrevocable Trust for Connor Richard Clinton under agreement dated December 13, 2012, (3) R. Kevin Clinton Irrevocable Trust for Colleen Casey Clinton under agreement dated December 13, 2012, (4) R. Kevin Clinton Irrevocable Trust for Ryan Kevin Clinton under agreement dated December 13, 2012, and (5) Marilyn J. Clinton Trust Agreement dated August 29, 2001, has the sole power to vote or direct the vote and the power to dispose or direct the disposition of 450,000 shares of Common Stock. In addition, the Reporting Persons expect to consult with each other regarding voting and disposition of shares.

No transactions were effected in the Common Stock within the past 60 days by the Reporting Persons except for the acquisition described in Item 3.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Purchase Agreement provides that for three years following the closing, the Reporting Persons are generally prohibited from selling any shares of Common Stock. Beginning on the third anniversary of the closing date of the Offering, subject to the Issuer’s right of first refusal, the Reporting Persons may sell no more than six and one-quarter percent (6-1/4%) of the number of shares purchased at the closing of the Offering every ninety days. Sales may occur earlier in the event of the death or disability of Mr. Clinton.

If and for so long as the Reporting Persons and certain other purchasers in the Offering beneficially own at least two percent (2.0%) of the Common Stock and a “standstill termination event” has not occurred, the Reporting Persons have agreed to be subject to certain prohibitions, including, among others:

•	making, engaging or participating in any solicitation of proxies or consents;

•	seeking to advise, encourage or influence any person or entity with respect to voting Common Stock;

•	seeking, proposing, or making any statement with respect to any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets, sale or purchase of securities, dissolution, liquidation, restructuring, recapitalization or similar transaction involving the Issuer or any of its affiliates or associates;

•	acquiring or proposing to acquire any shares of Common Stock or other securities of the Issuer, except in limited circumstances;

•	acting alone or in concert with others to control or seek to control, or influence or seek to influence, the management, the board of directors or policies of the Issuer;

•	making any demand or request for any shareholder list, or any related material, or for the books and records of the Issuer;

•	seeking election or appointment to or representation on, or nominate or propose the nomination of any candidate to, the Issuer’s board of directors, or seek the removal of any member of our board of directors, except as permitted by the Purchase Agreement;

•	having any discussions or communications, or entering into any arrangements, understanding or agreements (whether written or oral) with, or knowingly instigating, advising, financing, assisting or encouraging, any other person or entity in connection with any of the foregoing, or investing in or entering into any arrangement with any other person or entity that engages, or offers or proposes to engage, in any of the foregoing;

•	making or disclosing any statement regarding any intent, purpose, plan or proposal that is inconsistent with the Purchase Agreement; or

•	otherwise taking, or soliciting, causing or encouraging others to take, any action inconsistent with any of the foregoing.

The foregoing prohibitions are subject to Mr. Clinton’s ability to act as a director of the Issuer.

A “standstill termination event” means the earliest of (a) the seventh anniversary of the closing of the Offering, or (b) the date on which the Issuer includes a balance sheet in a filing with the SEC in which its “adjusted shareholders’ equity” (defined below) at the end of such fiscal quarter is less than 85% of the starting shareholders’ equity. “Adjusted shareholders’ equity” shall mean the amount equal to (x) the Issuer’s shareholders’ equity (determined without regard to its accumulated other comprehensive income), each as calculated in accordance with GAAP, as

CUSIP No. 44931Q104

reported in any Quarterly Report on Form 10-Q or Annual Report on Form 10-K filed by the Issuer with the SEC, less (y) the net proceeds from any offering of the Issuer’s equity securities following the closing of the Offering, plus (z) the aggregate purchase amount of all repurchases of the Issuer’s equity securities since the closing of the Offering through the date of such filing with the SEC by the Issuer, any of its subsidiaries or the Issuer’s employee stock ownership plan.

The Reporting Persons have preemptive rights under the Purchase Agreement under certain circumstances that would allow them to maintain their percentage ownership in certain subsequent offerings of the Common Stock or securities convertible into Common Stock.

If and for so long as the Reporting Persons and certain other purchasers in the Offering beneficially own at least two percent (2.0%) of the Common Stock and a standstill termination event has not occurred, the Reporting Persons have generally agreed to vote all shares of Common Stock (a) for persons nominated and recommended by the Issuer’s board of directors for election as directors, and (b) as directed or recommended by the Issuer’s board of directors with respect to any proposal presented at any meeting of the Issuer’s shareholders.

If and for so long as the Reporting Persons and certain other purchasers in the Offering beneficially own at least two percent (2.0%) of the Common Stock and a standstill termination event has not occurred, the Issuer’s board of directors will nominate, recommend and support Mr. Clinton, or any replacement director suggested by such persons and approved by the board of directors pursuant to a process described in the Purchase Agreement.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2	Purchase Agreement dated September 7, 2016, incorporated by reference to the Issuer’s Form S-1 filed on October 13, 2016, as amended (SEC File No. 333-214081).

CUSIP No. 44931Q104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ R. Kevin Clinton
R. Kevin Clinton Date: April 17, 2017

/s/ Marilyn J. Clinton Marilyn J. Clinton Date: April 17, 2017